DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

23rd March 2007

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

In accordance with the provisions of Rule 12g-3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 8th March to 21st March 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully,

Guy Johnson
Company Secretary

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 23/03/2007

RNS Number:6149T
Debenhams plc
23 March 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20/3/07

6. Date on which issuer notified:

22/3/07

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares : GB00B126KH97

Situation previous to the triggering transaction : Number of shares : 27,670,584, Number of Voting Rights : 27,670,584.

Resulting situation after the triggering transaction: Number of shares : N/A, Number of voting rights: N/A, % of voting rights: below 3%.

B: Financial Instruments

N/A

Total A +B

Number of voting rights : N/A, % of voting rights : below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFEFVTIVFID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 21/03/2007

RNS Number:3944T
Debenhams plc
21 March 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc

2. Reason for the notification
Special Notification for DTR

3. Full name of person(s) subject to the notification obligation:

Mellon Financial Corporation

4. Full name of shareholder(s) (if different from 3):

The Boston Company Asset Management, LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

15/3/07

6. Date on which issuer notified:

21/3/07

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of voting rights: 43,052,316 (indirect); % of voting rights: 5.01% (indirect).

B: Financial Instruments

N/A

Total A +B

43,052,316 = 5.01% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Mellon Financial Corporation is making this disclosure as the ultimate parent company of The Boston Company Asset Management, LLC

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFEIVDILFID

DEBENHAMS

RNS ANNOUNCEMENTS

REG-Debenhams plc Trading Statement

Released: 16/03/2007

RNS Number:0783T
Debenhams plc
16 March 2007

Debenhams plc

Pre-Close Trading Update

Debenhams plc, the leading department stores group, today releases a pre-close interim trading update for the first half of the financial year.

Total sales for the 26 weeks ended 3rd March 2007 increased by 5.8% compared to the 26 weeks ended 4th March 2006. Like-for-like sales for the UK retail business have declined by 4.5% compared to the equivalent period last year.

Gross margins for the 26 weeks to 3rd March 2007 were 42.5% having fallen 0.4% versus the corresponding period last year.

The reduction in gross margin was largely attributable to the impact of the Roches store integration and the shortfall in clothing sales following the unseasonally warm pre-Christmas trading period. We still expect to see further progress on gross margin for the full year.

Stocks and costs continue to be tightly controlled and we expect profit before taxation and exceptional items to be in line with the Board's expectations at the time of the January trading statement.

The integration of the nine stores acquired in the Republic of Ireland from Roches stores in September 2006 is progressing well. The conversion of seven of the stores to the Debenhams trading format is largely complete and we expect the remaining two stores to be completed during the second half of the financial year. Initial trading at these stores is in line with our expectations.

In line with our strategy of expanding our department store portfolio, good progress has been made with our store opening programme. At the start of this financial year Debenhams had a contracted new store opening pipeline of 25 stores, this has grown to a current pipeline of 29 new department stores. A new department store was opened in Llandudno in the first half and two new stores are scheduled to open in Warrington and Wigan (1) in the second half. In the next year (FY 2008) seven new department stores and three re-sites are planned to open.

The number of Desire by Debenhams smaller format stores has also increased, from four stores trading at the start of the financial year to seven at 3rd March 2007, with new stores opened at Merthyr Tydfil, Birmingham Fort and Kirkcaldy. A further two Desire stores are planned to open in the second half of this financial year.

At 3rd March 2007 our store portfolio, including the stores acquired from Roches, consists of 132 department stores, and seven Desire stores totalling 10.2 million square feet of prime trading space across the UK and Republic of Ireland. In addition, Debenhams continues to expand its global presence with 32 international stores trading, an increase of eight from 4th March 2006. Two further stores are scheduled to open by the end of April 2007.

Rob Templeman, Chief Executive, said:

"Although it is far too early to draw conclusions on the performance of our Spring/Summer ranges, we have been encouraged by the consumer reaction to our new collections.

We continue to expect the retail environment to remain challenging and to this end we will focus on managing our stocks, costs and cash margins."

Note:-

(1) Store re-site

Debenhams will be reporting its preliminary results for the 26 weeks ended 3 March at 7am on April 17th, 2007, including a presentation for analysts at 9.30am at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP.

Enquiries:

Media

College Hill

Andy Cornelius 020 7457 2822

Duncan Murray 020 7457 2823

Analysts

Debenhams plc

Rob Templeman, Chief Executive

Chris Woodhouse, Finance Director 0207 408 3302

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

This information is provided by RNS

END

TSTJAMLTMMMBBIR

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 08/03/2007

RNS Number:6066S
Debenhams plc
08 March 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(i):

26 February 2007

6. Date on which issuer notified:

8 March 2007

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 43,014,371 ordinary shares of 0.01p each, Number of voting rights: 43,014,371.

Resulting situation after the triggering transaction: 8,596,636 ordinary shares, Number of voting rights: 8,596,636 (direct) & 34,237,735 (indirect), % of voting rights: 1% (direct) 3.99% (indirect).

B: Financial Instruments

N/A

Total A +B

42,834,371 voting rights = 4.99% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

AXA Sun Life plc (Direct),1,250,000 shares = 0.14552% of issued share capital

Sun Life Assurance Society Plc (Direct), 1,750,000 shares = 0.20373% of issued share capital

AXA General Unit Trust (Indirect), 545,000 shares = 0.06345% of issued share capital

AXA Financial, Inc (Indirect), 28,608,999 shares = 3.33060% issued share capital

AXA Financial, Inc* (Indirect), 5,083,736 shares = 0.59184% issued share capital

Sun Life Unit Assurance Ltd ABL High Alpha (Direct), 761,582 shares = 0.08866% issued share capital

Sun Life Unit Assurance Ltd FTSE All Share Tracker (Direct), 116,545 shares = 0.01357% issued share capital

Sun Life Pensions Management ABL High Alpha (Direct), 3,662,348 shares = 0.42636% issued share capital

Sun Life Pensions Management FTSE ALL Share Tracker (Direct), 545,299 shares = 0.06348% issued share capital

AXA Winterthur (Direct), 510,862 shares = 0.05947% issued share capital

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

AXA IM UK is a 100% direct subsidiary of AXA IM S.A., which is in turn indirectly wholly owned by AXA S.A.

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFVSVFITIID

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007

END